Mail Stop 4561

August 19, 2008

VIA MAIL and FAX (011) (852) 2890-9484

Ms. Darrie Lam
Chief Financial Officer
Physical Property Holdings Inc.
23/F AIA Tower,
No. 183 Electric Road, North Point
Hong Kong

> **Re:** **Physical Property Holdings Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on April 14, 2008**
> **File No. 000-26573**

Dear Ms. Darrie Lam:

We have reviewed your response letter filed July 2, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Consolidated Statement of Cash Flows, page 18

1.   We read your response to comment three. Please expand your response to clearly explain the nature of the specific transactions with your shareholder that resulted in the net cash outflow during 2007. Also confirm that in future filings, these type of transactions will be disclosed in your related party footnote. Refer to SFAS 57.

Basis of Presentation, page 20

2.   We have reviewed your response to comment four. Please confirm that in future filings you will revise your disclosure to clarify that the transaction was accounted for as a merger of entities under common control. Also, to the extent that the settlement of the liability was separate from the common control merger, clarify how you determined the HK$1.4 value ascribed to the shares issued.

Certifications

3.   We note that your amended certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual, replacing the word "report" with "annual report" in paragraphs 2, 3 and 4(a), omission of introductory language referring to internal control over financial reporting in paragraph 4, omission of paragraph 4(b) and the inclusion of the phrase "(all of which do not apply)." Please amend your annual report and your quarterly report as of March 31, 2008 on Form 10-Q to file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.   Please note that you may file an abbreviated amendment that consists of cover page, explanatory note, signature page and the certification.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2008

Item 4(A) – Controls and Procedures, page 12

4.   Please advise us why you included the qualifying language "to the best of their knowledge" in managements' assessment of the effectiveness of disclosure controls and procedures. To the extent that you concluded the design and operation of your disclosure controls and procedures are effective without qualification, please exclude the above or any other qualifying language in your disclosure.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief